Exhibit 10.9

January 14, 2008

David G. Brown

959 North Park Avenue Extension

Redding, CT 06896

Dear David:

I am pleased to offer you the position of Vice President, Sales & Marketing at TissueLink Medical, Inc. with a start date of January 28, 2008, and reporting to Joseph Army, President & CEO. It is expected that you will relocate to the New Hampshire seacoast area as part of your employment with TissueLink. The company will provide you with up to 6 months of interim living expenses while you search for a home. If your Search continues for a longer period of time, this benefit will be revisited. Additional relocation assistance will be provided in accordance with company policy and guidelines.

Your rate of pay will be $225,000 annually, payable semi-monthly. It is anticipated that you will receive 550,000 TissueLink Medical, Inc. Non-Qualified Stock Options at fair market value, subject to approval by the Board of Directors and pursuant to the TissueLink 1999 Amended and Restated Stock Incentive Plan. The vesting schedule for stock options is as follows: Four-year vesting with a one-year cliff and monthly vesting thereafter. No options vest during the first year of employment. 25% of the options will be vested on the 1st anniversary of employment. From that point on, options will vest monthly at rate of 2.083% per month for 36 months.

In addition, you will be eligible to participate in the annual bonus plan with an opportunity to earn on a pro rated basis up to 20% of your base salary and up to 35,000 stock options, based on performance against a combination of company and personal milestones. You will also be eligible, on a sliding scale, to increase the cash component of the bonus plan to 35%, based on overachievement of your personal performance objectives. Upon approval by the Board of Directors, you will be eligible to increase the stock option component of the bonus plan to 42,000 options based on company overachievement. You will earn 4 weeks of Paid Time Off (PTO) per year for your first 5 years. After 5 years you will begin to accrue additional PTO at the rate of 1 additional day per year for each additional year of service.

Upon your first day of work, you will be required to sign several documents including: confidentiality, non-compete, non-solicitation, and inventions assignment agreements. You will also be required to complete a W-4 Form for taxes; an I-9 Form documenting your eligibility to work; and a background check authorization. In accordance with standard TissueLink policy, this offer is contingent upon the successful completion of a background and professional reference check by the company, your completing and executing the offer of employment, and completing and/or signing all other required documents. In addition, TissueLink employees are required to carry a valid driver’s license and to own car insurance equal to that required by law.

I am looking forward to your joining the team and contributing to this exciting venture. You may indicate your acceptance of this offer by signing the acknowledgement below and returning it to Kerri Morton, Human Resource Manager by close of business Tuesday, January 15, 2008, at which time this offer expires if not previously accepted. You may fax the signed offer to (603)742-1181.

Sincerely,

Joseph Army
President & CEO

I accept the above terms as stated:

/s/ David Brown
David Brown	Date: 1/15/08